Exhibit 4.1


            RISSMAN, WEISBERG, BARRETT, HURT, DONAHUE & MCLAIN, P.A.

                                  May 16, 2002


Joey DiFrancesco
President
Raven Moon Entertainment, Inc.

         RE:      Our File No.:     700176
                  Client:           Raven Moon Entertainment, Inc.
                  Raven Moon Entertainment, Inc. v. Toby Martin, et al

Dear Joey:

     This is to confirm our conversation which took place on Thursday, May 16, 2002, wherein we agreed that this firm has extinguished its last retainer at this point and therefore the retainer needs to be renewed. You and I discussed the relationship of this firm with Raven Moon and analyzed the significant amount of work which will need to be accomplished over the next year in light of the negotiations taking place with Mr. Gordon and his assorted companies, the new marketing agreements which will need to be analyzed, and other potential transactional work. We also discussed the possibility of potential litigation with your former distributor.

     In light of the above, and in order to alleviate the need for you to constantly seek more stock, we have agreed to enter into the following arrangement:

               a) 2,800,000 (two million eight hundred thousand) shares of restricted stock valued at two and a half cents (2.5) a share in lieu of $70,000.00;

               b) 342,000 (three hundred forty two thousand) shares of stock valued at three and one eighth cents(3.125)a share in lieu of $10,000.00,

     The restricted stock is valued at two and a half cents (2.5) a share simply because it is restricted arid therefore it is impossible to be able to assess the exact stock price by the time these issues can be traded. The free trading stock is valued at three and one eighth (3.125) cents simply because it will take several days to acquire the stock and again this issue is highly volatile. We have agreed that this retainer is sufficient for $80,000.00 (eighty thousand dollars) of legal work or 12 months, whichever occurs first. Therefore, the retainer will expire on at the earliest of either $80,000.00 (eighty thousand dollars) of legal work being accomplished or June 1, 2002, whichever is first.

     If you are in agreement with the contents of this letter, please initial it and return it to this office. I look forward to working with you towards the successful handling of these matters.

     By copy of this letter to Ben Grocock, I am asking him to review the contents thereof and provide you any advice that you may need with regard to this letter.

                                            Very truly yours,



                                            ----------------------------------
                                            David H. Popper

DHP/tm
Cc:  Ben Grocock


Accepted by:
                                    ------------------------------------------
                                    Joey DiFrancesco, President
                                    Raven Moon Entertainment, Inc.